SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule  13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of  June 2008

Commission File Number: 001-31522

Eldorado Gold Corporation

(Translation of registrant’s name into English)

Suite 1188 – 550 Burrard Street

Vancouver, British Columbia

Canada V6C 2B5

(604) 601-6655

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☐         Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐           No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82 - ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eldorado Gold Corporation (Registrant)

Date: June 10, 2008	By:	/s/ Dawn Moss Dawn Moss, Corporate Secretary

EXHIBIT INDEX

1	Proxy Circular dated June 10, 2008

2	Proxy Form

EXHIBIT 1

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. No securities regulatory authority in Canada or in the United States has expressed an opinion about, or passed upon the merits of the Offer or the adequacy of the information contained in this document and it is an offence to claim otherwise.

June 10, 2008

PROXY CIRCULAR

SOLICITATION OF BLUE PROXIES BY

ELDORADO GOLD CORPORATION

TO BE USED IN CONNECTION WITH THE

GENERAL MEETING OF SHAREHOLDERS OF

FRONTIER PACIFIC MINING CORPORATION

TO BE HELD ON THURSDAY, JUNE 19, 2008

AT 10:00 A.M. (VANCOUVER TIME)

AT SUITE 2600 – 595 BURRARD STREET

VANCOUVER, BRITISH COLUMBIA

SOLICITING PROXIES AGAINST APPROVAL AND CONFIRMATION OF THE POISON PILL ADOPTED BY FRONTIER PACIFIC MINING CORPORATION

If you have any questions and/or need assistance in completing your BLUE proxy, please call Kingsdale Shareholder Services Inc. toll free in North America at 1-866-879-7649. Outside of North America, Shareholders can call collect at 1-416-867-2272.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking statements or information within the meaning of the Securities Act (Ontario). Such forward looking statements or information include, but are not limited to statements or information with respect to unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Frontier or Eldorado, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to “Forward Looking Statements and Risk Factors” in Eldorado’s Annual Information Form and Form 40 F dated March 31, 2008. Forward-looking statements herein include statements regarding the expectations and beliefs of management and the possible impact of a termination of Eldorado’s Offer on the price of Frontier Shares. Such factors included, amongst others the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in Eldorado’s Annual Information Form and Form 40-F dated March 31, 2008. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of Eldorado’s business contained in Eldorado’s reports filed with the securities regulatory authorities in Canada and the U.S.

INFORMATION CONCERNING FRONTIER

Except as otherwise indicated, the information concerning Frontier contained in this Circular has been taken from, or is based upon, publicly available information and other public sources. Frontier has not reviewed this Circular and has not confirmed the accuracy and completeness of the information in respect of Frontier contained herein. Although Eldorado has no knowledge that would indicate that any statements contained herein concerning Frontier taken from or based on such documents and records are untrue or incomplete, neither Eldorado nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information or for any failure of Frontier to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Eldorado.

INFORMATION FILED WITH UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Eldorado has also filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement, which includes the offer and take-over bid circular, prospectus and notice of change of information relating to Eldorado’s Offer. ELDORADO URGES INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER AND TAKE-OVER BID CIRCULAR, THE NOTICE OF CHANGE OF INFORMATION AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Eldorado with the Canadian securities regulators at www.sedar.com and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained for free, from Eldorado’s website or by directing a request to Eldorado’s investor relations department by telephone at 1-888-353-8166, fax 604-687-4026 or e-mail info@eldoradogold.com or by contacting the Information Agent, Kingsdale Shareholder Services Inc., toll free at the number provided below.

- i -

June 10, 2008

Dear Fellow Shareholder:

Re: Frontier Pacific Mining Corporation’s Poison Pill

You recently received an information circular dated May 21, 2008 from management of Frontier Pacific Mining Corporation (“Frontier”) soliciting proxies for the approval and confirmation of a shareholder rights plan – commonly referred to as a “Poison Pill” – adopted by Frontier’s board of directors on May 16, 2008.

Eldorado Gold Corporation (“Eldorado”) is soliciting proxies against the approval and confirmation of Frontier’s Poison Pill.

Frontier’s Poison Pill was adopted as a direct “tactical” response to the offer (the “Offer”) by Eldorado, mailed to all shareholders of Frontier (“Shareholders”) on May 9, 2008, to purchase all of the issued and outstanding common shares of Frontier (“Frontier Shares”) for consideration of 0.1220 Eldorado common shares and $0.0001 in cash. Based on the closing price of Eldorado’s common shares on the Toronto Stock Exchange on June 9, 2008, the Offer now represents a premium of 53.0% to the price of Frontier Shares on the TSX Venture Exchange on April 18, 2008, the last day prior to the announcement of the Offer.

The effect of the Poison Pill is to prevent Shareholders from having an opportunity to tender their Frontier Shares to Eldorado’s Offer.

Frontier has stated that the principal reason for adopting the Poison Pill is to provide Frontier’s management with the time required to find an alternative transaction to the Offer. However, as of the June 17, 2008 expiry date of Eldorado’s Offer, Frontier’s management will have had 60 days to find an alternative transaction since the time they learned of Eldorado’s current Offer and nearly two years since Eldorado first approached Frontier’s management to propose a business combination. Eldorado believes that Frontier’s management has had more than enough time to find alternatives for Frontier’s shareholders. Accordingly, Eldorado believes that Frontier’s Poison Pill does nothing to enhance Shareholder value and serves no purpose but to entrench Frontier’s current management and deter Shareholders from an opportunity to tender to a fair Offer at an attractive premium.

If Frontier’s Poison Pill is approved by a majority of Frontier’s Shareholders, Eldorado’s Offer will terminate in accordance with its terms.

Shareholders should seriously consider the risks and uncertainties Frontier will face if the Poison Pill is approved and Eldorado’s Offer expires, including the prospect of a collapse in Frontier’s share price.

If, after reading this Circular, you agree with Eldorado that Frontier’s Poison Pill should not be approved, please immediately complete, sign and date the enclosed BLUE proxy and return it by fax, with originals to follow by courier, to Eldorado’s proxy solicitation agent, Kingsdale Shareholder Services Inc. (“Kingsdale”), at the following address:

KINGSDALE SHAREHOLDER SERVICES INC.

The Exchange Tower

130 King Street West, Suite 2950

Toronto, Ontario

M5X 1C7

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

- ii -

by 10:00 a.m. (Vancouver time) on Monday, June 16, 2008, or if the Meeting is postponed or adjourned, prior to 10:00 a.m. (Vancouver time) three business days preceding the date to which the Meeting is adjourned or postponed.

Any questions and requests for assistance may be directed by Shareholders to Kingsdale by telephone toll-free in North America at 1-866-879-7649, or by email at: contactus@kingsdaleshareholder.com. Outside North America, Shareholders can call Kingsdale collect at 1-416-867-2272. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominees for assistance concerning the solicitation.

Yours truly,

ELDORADO GOLD CORPORATION

By:

(signed) DAWN MOSS
Corporate Secretary

- iii -

ELDORADO GOLD CORPORATION

1188 Bentall 5

550 Burrard Street

Vancouver, British Columbia

Canada V6C 2B5

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT JUNE 9, 2008

SOLICITATION OF PROXIES

You recently received an information circular dated May 21, 2008 (the “Management Circular”) from management of Frontier Pacific Mining Corporation (“Frontier”) soliciting proxies and a management form of proxy (the “Management Proxy”). This solicitation of proxies is NOT made by or on behalf of management of Frontier.

This information circular (the “Circular”) and the accompanying BLUE form of proxy are furnished in connection with a solicitation by and on behalf of Eldorado Gold Corporation (“Eldorado”), of proxies to be used at the general meeting of shareholders of Frontier (“Shareholders”), scheduled to be held at 10:00 a.m. (Vancouver time) on Thursday, June 19, 2008 at Suite 2600, 595 Burrard Street, Vancouver, British Columbia, and at any and all adjournment(s) or postponement(s) thereof (the “Meeting”).

Eldorado is soliciting proxies AGAINST the approval and confirmation of the shareholder rights plan (the “Poison Pill”) adopted by Frontier’s board of directors on May 16, 2008.

Proxies may be solicited by mail, courier, telephone, telecopier, email or other electronic means and in person by directors, officers and employees of Eldorado who will not be specifically remunerated therefor. The costs incurred in the preparation and mailing of this Circular and the solicitation will be borne directly and indirectly by the Eldorado.

Eldorado has retained Kingsdale Shareholder Services Inc. (“Kingsdale”) as its solicitation and information agent to assist in the solicitation of proxies. Kingsdale will receive a fee in connection with the services rendered for and on behalf of Eldorado and will be reimbursed by the Eldorado for certain out-of-pocket expenses incurred by it. The anticipated costs in connection with Eldorado’s solicitation of proxies is approximately Cdn.$50,000.

No person is authorized to give information or to make any representations on behalf of Eldorado in respect of its solicitation of proxies for the Meeting, other than those contained in this Circular and, if given or made, such information or representations must not be relied upon as having been authorized to be given or made. Other than Kingsdale, no person is authorized to publicly or generally solicit proxies on behalf of Eldorado and, if given or made, such solicitation must not be relied upon as having been authorized to be given or made.

For questions or assistance, please call Kingsdale Shareholder Services Inc. toll-free within North America at

1-866-879-7649. Shareholders outside North America can call collect at 1-416-867-2272.

PARTICULARS OF MATTERS TO BE ACTED ON AT THE MEETING

Adoption and Confirmation of Poison Pill

At the Meeting, shareholders of Frontier will be asked to consider and, if deemed fit, adopt an ordinary resolution to approve and confirm a “tactical” shareholder rights plan adopted by the board of directors of Frontier on May 16, 2008 (the “Poison Pill”).

RECOMMENDATION TO SHAREHOLDERS Eldorado recommends that Shareholders vote AGAINST the resolution approving and confirming the Poison Pill adopted by Frontier on May 16, 2008.

Background to and Purpose of Frontier’s Poison Pill

Pursuant to an offer and circular dated May 9, 2008 (the “Offer and Circular”), as supplemented by a Notice of Change in Information dated June 5, 2008, Eldorado has offered (the “Offer”) to purchase all of the issued and outstanding common shares of Frontier (“Frontier Shares”), excluding Frontier Shares owned by Eldorado or its affiliates, for consideration of 0.1220 Eldorado common shares and Cdn.$0.0001 in cash for each Frontier Share. Based on the closing price of Eldorado’s common shares on the Toronto Stock Exchange on June 9, 2008, the Offer represents a premium of 53.0% to the price of Frontier Shares on the TSX Venture Exchange on April 18, 2008, the last day prior to the announcement of the Offer. The Offer will be open for acceptance until 5:00 p.m. (Toronto time) on June 17, 2008 (the “Expiry Time”), unless extended or withdrawn. The Offer and Circular and Notice of Change in Information are available on SEDAR at www.sedar.com.

On May 16, 2008, Frontier announced the adoption of a “tactical” shareholders rights plan - commonly referred to as a “Poison Pill” - in response to Eldorado’s Offer.

A summary of the Poison Pill is included in the Management Circular and is available on SEDAR at www.sedar.com or upon request from the Secretary of Frontier at 555 Burrard Street, Suite 85, Box 205, Bentall Two Centre, Vancouver, British Columbia, V7X 1M8.

The effect of the Poison Pill is to prevent shareholders of Frontier from having the opportunity to tender their Frontier Shares to Eldorado’s Offer.

Frontier has stated that its principal reason for adopting the Plan is to provide Frontier’s management with the time required to find an alternative transaction to the Offer. However, as of the June 17, 2008 Expiry Time of Eldorado’s Offer, Frontier’s management will have had 60 days to find alternative transactions since the time they learned of Eldorado’s current Offer and nearly two years since Eldorado first approached Frontier to propose a business combination. Eldorado believes that Frontier’s management has had ample time to find alternatives to the Offer. Accordingly, Eldorado believes that the Poison Pill does not enhance Shareholder value and serves no purpose other than to entrench Frontier’s current management and deter Frontier’s Shareholders from the opportunity to tender to a fair Offer at an attractive premium.

If the Poison Pill is approved and confirmed by a majority of Shareholders, Eldorado’s Offer will terminate in accordance with its terms.

Shareholders should seriously consider the risks and uncertainties Frontier will face if the Poison Pill is approved and Eldorado’s Offer expires, including the prospect of a collapse of Frontier’s current share price to pre-offer prices. Prior to Eldorado’s announcement that it intended to make the Offer, the 20-day volume weighted average price for Frontier Shares on the TSX Venture Exchange was C$0.668 per share, a 35.1% discount from its share price on June 9, 2008. Since Eldorado announced its intention to make the Offer, Frontier’s share price has spiked up and has since traded at higher levels supported by Eldorado’s Offer. Had Frontier’s share price tracked the XAU gold index from that time, its current share price would be approximately $0.688.

For questions or assistance, please call Kingsdale Shareholder Services Inc. toll-free within North America at

1-866-879-7649. Shareholders outside North America can call collect at 1-416-867-2272.

GENERAL PROXY INFORMATION

Appointment of Proxyholders

The persons named as proxyholders in the accompanying BLUE form of proxy are DAWN MOSS, the Corporate Secretary of Eldorado or, failing her, FRED R. PLETCHER, external counsel of Eldorado.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED BLUE FORM OF PROXY, TO REPRESENT THE SHAREHOLDER AT THE MEETING. YOU MAY EXERCISE THIS RIGHT BY INSERTING THE NAME OF THE PERSON YOU WISH TO APPOINT AS YOUR REPRESENTATIVE IN THE BLANK SPACE PROVIDED IN THE APPLICABLE BLUE FORM OF PROXY OR BY SUBMITTING ANOTHER APPROPRIATE FORM OF PROXY.

Frontier has advised that a proxy will not be valid unless the completed, dated and signed form of proxy is deposited with Computershare Investor Services Inc. (“Computershare”) not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment or a postponement thereof. If the enclosed BLUE form of proxy is delivered to Kingsdale by 10:00 a.m. (Vancouver time) on Monday, June 16, 2008, or if the Meeting is postponed or adjourned, prior to 10:00 a.m. (Vancouver time) three business days preceding the date of any adjourned or postponed meeting, Kingsdale will deliver your BLUE proxy to Computershare within the above time frame or otherwise deliver your BLUE proxy in a manner that will allow the Frontier Shares represented by it to be voted at the Meeting or any adjournment or postponement thereof.

Please indicate in the appropriate space on the enclosed BLUE proxy the number of Frontier Shares to be represented by such proxy. If no indication is made on the enclosed BLUE form of proxy as to the number of Frontier Shares for which the proxy is granted, the proxy will be deemed to represent ALL of the Shareholder’s Frontier Shares.

A properly completed, signed and dated BLUE form of proxy will automatically revoke any earlier form of proxy deposited by you in respect of the Meeting.

Registered Holders of Frontier Shares

If a Shareholder is a registered holder of Frontier Shares, the enclosed BLUE proxy must be completed, signed and dated by the Shareholder, or such Shareholder’s attorney authorized in writing. If a registered Shareholder is a corporation, the enclosed BLUE proxy must be completed, signed and dated by an officer or attorney of the corporation duly authorized by a resolution of the directors of such corporation. Eldorado requests that a certified copy of any such resolution accompany delivery of the BLUE proxy, as the Chair of the Meeting has the discretion to inquire into the authority of any person voting at the Meeting and may demand production of evidence as to the existence of the authority to vote. Please return a completed, signed and dated proxy and a copy of any resolution authorizing the execution of such proxy today, by fax with the originals to follow by courier, to Kingsdale at the following address:

KINGSDALE SHAREHOLDER SERVICES INC.

The Exchange Tower

130 King Street West, Suite 2950

Toronto, Ontario

M5X 1C7

If you have questions or require assistance in completing the enclosed BLUE form of proxy or resolutions authorizing the grant of the enclosed form of proxy, please contact Kingsdale toll free in North America at 1-866-879-7649 or by email at contactus@kingsdaleshareholder.com. Outside North American, Shareholders can call Kingsdale collect at 1-416-867-2272. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominees for assistance concerning the solicitation.

For questions or assistance, please call Kingsdale Shareholder Services Inc. toll-free within North America at

1-866-879-7649. Shareholders outside North America can call collect at 1-416-867-2272.

To allow sufficient time for Kingsdale to deliver your BLUE proxy for use at the Meeting, we urge you to complete, sign, date and return your BLUE proxy so that it is received by Kingsdale by no later than 10:00 a.m. (Vancouver time) on Monday, June 16, 2008, or if the Meeting is postponed or adjourned, prior to 10:00 a.m. (Vancouver time) three business days preceding the date of any adjourned or postponed meeting. Kingsdale will also make every effort to deliver BLUE proxies received after that time for use at the Meeting.

Non-Registered (Beneficial) Holders of Frontier Shares

Only registered holders of Frontier Shares, or the persons they appoint as their proxies, are entitled to vote at the Meeting. However, in many cases, Frontier Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

1.

in the name of an intermediary (each an “Intermediary”) that the Non-Registered Holder deals with in respect of the Frontier Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

2.	in the name of a depository (such as CDS Clearing and Depository Services Inc. in Canada or The Depositary Trust Company in the United States).

Applicable regulatory policies require Intermediaries to seek voting instructions from Non-Registered Holders in advance of shareholder meetings. Each Intermediary has its own mailing procedures and provides its own return instructions to clients. The purpose of the form of proxy or voting instruction form provided by Non-Registered Holders to their Intermediary is limited to instructing the Intermediary on how to vote securities on behalf of the Non-Registered Holder. Most Intermediaries in Canada now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically supplies a voting instruction form, mails those forms to Non-Registered Holders and asks those Non-Registered Holders to return the forms to Broadridge or follow specific telephone or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of Intermediaries at the meeting.

Without specific instructions, Intermediaries are prohibited from voting securities for their clients. Therefore, Non-Registered Holders should ensure that instructions respecting the voting of their Frontier Shares are communicated to the appropriate person at their Intermediary as soon as possible.

A Non-Registered Holder should contact:

Kingsdale Shareholders Services Inc.

Toll-Free in North America at 1-866-581-1513

Shareholders outside North America can call collect, 1-416-867-2272

Fax: 1-416-867-2271

email: contactus@kingsdaleshareholder.com

for assistance in ensuring that the enclosed BLUE form of proxy is appropriately completed by the appropriate person at their Intermediary.

A Non-Registered Holder may revoke a form of proxy or voting instruction form given to an Intermediary or Broadridge at any time by written notice to the Intermediary in accordance with the instructions given to the Non-Registered Holder by its Intermediary. A Non-Registered Holder should contact Kingsdale at one of the telephone numbers set out above for assistance in insuring that forms of proxy or voting instructions previously given to an Intermediary or Broadridge are properly revoked.

For questions or assistance, please call Kingsdale Shareholder Services Inc. toll-free within North America at

1-866-879-7649. Shareholders outside North America can call collect at 1-416-867-2272.

Revocability of Proxies

If you are a registered holder of Frontier Shares and you have previously given a proxy, you may revoke it:

1.	by completing and signing the enclosed proxy bearing a later date and returning it to Kingsdale as described above;
2.

by completing and signing a valid proxy bearing a later date and depositing it with Computershare not less than 48 hours (excluding Saturdays, Sundays and holiday) before the time for holding the Meeting or any adjournment or postponement thereof. Contact details for Computershare Investor Services Inc. are set out in the Management Circular;

3.

by depositing an instrument in writing executed by you or by your attorney authorized in writing, as the case may be: (i) at the registered office of Frontier, 555 Burrard Street, Suite 875, Box 205, Bentall Two Centre, Vancouver, British Columbia V7X 1M8, at any time up to and including the last business day preceding the day the Meeting, or any adjournment or postponement of the Meeting, is to be held, or (ii) with the chairman of the Meeting prior to its commencement on the day of the Meeting or any adjournment or postponement of the Meeting; or

4.	by any other manner permitted by law.

If you beneficially own your Frontier Shares through an Intermediary, see “Non-Registered (Beneficial) Holders of Frontier Shares” above for instructions on how to revoke any proxies or voting instructions you previously deposited.

Voting of Frontier Shares Represented by Proxy and Exercise of Discretion

Eldorado’s representatives designated in the enclosed BLUE proxy will, if this proxy is completed, signed, dated and delivered to Kingsdale as provided in this Circular, vote or withhold from voting your Frontier Shares represented by that BLUE proxy in accordance with your instructions specified in the proxy on any ballot that may be called. If you specify a choice in the enclosed BLUE proxy with respect to voting on any matter to be acted upon at the Meeting, your Frontier Shares will be voted accordingly. If no choice is specified, Eldorado’s representatives designated in the enclosed BLUE proxy will vote all Frontier Shares represented by the proxy AGAINST the ordinary resolution to approve and confirm Frontier’s Poison Pill. If for any reason the instructions of a Shareholder in a BLUE proxy are uncertain as they relate to the ordinary resolution to approve and confirm Frontier’s Poison Pill, Eldorado’s representatives designated in the enclosed BLUE proxy will not vote the Frontier Shares represented by that proxy on such resolution.

The enclosed form of BLUE proxy confers discretionary authority upon Eldorado’s representatives named therein to vote in their judgment in respect of amendments or variations to matters identified in Frontier’s Notice of General Meeting dated May 21, 2008 (the “Notice of Meeting”) and in respect of any other matters which may properly come before the Meeting. As of the date of this Circular, Eldorado knows of no other matters to come before the Meeting other than as set forth above.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Eldorado, which is the person making this solicitation of proxies, is interested in the matters to be acted upon at the Meeting. Eldorado has made an Offer to purchase all of the issued and outstanding Frontier Shares, excluding Frontier Shares owned by Eldorado or its affiliates. If the ordinary resolution approving and confirming Frontier’s Poison Pill is approved at the Meeting, it may prevent and deter Frontier’s Shareholders from the opportunity to tender to the Offer. Eldorado and its affiliates currently own 4,871,300 Frontier Shares, representing approximately 3% of the issued and outstanding Frontier Shares.

Other than as set out above, to the knowledge of Eldorado, neither Eldorado nor any associate or affiliate of Eldorado has any material interest, direct or indirect, in any matter to be acted upon at the Meeting.

For questions or assistance, please call Kingsdale Shareholder Services Inc. toll-free within North America at

1-866-879-7649. Shareholders outside North America can call collect at 1-416-867-2272.

OMITTED INFORMATION

Eldorado does not have representation on the board of directors of Frontier and does not possess information with respect to the business and operations of Frontier, other than information that has been made publicly available. Accordingly, this Circular omits information that is not known to Eldorado and that is not reasonably within the power of Eldorado to obtain.

This Circular also omits information pertaining to: voting securities of Frontier; the principal holders of such securities; the interest of Frontier, its directors and executive officers and their associates and affiliates in matters to be acted upon at the Meeting; voting securities of Frontier authorized for issuance under equity compensation plans; a summary of the Poison Pill; other business to be considered and transacted at the Meeting; and how to obtain additional information from Frontier. This omitted information is set out in the Management Circular. A copy of the Management Circular is available on SEDAR at www.sedar.com.

INFORMATION CONTAINED IN THIS CIRCULAR

This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. The delivery of this Circular will not under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Circular.

AUTHORIZATION

The contents of this Circular and the sending, communication or delivery thereof to the Shareholders of Frontier have been authorized by the Board of Directors of Eldorado.

For questions or assistance, please call Kingsdale Shareholder Services Inc. toll-free within North America at

1-866-879-7649. Shareholders outside North America can call collect at 1-416-867-2272.

Any questions and requests for assistance may be directed to the

Proxy Solicitation and Information Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

North American Toll Free Phone:

1 866 879 7649

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Shareholders Call Collect: 416-867-2272

Any questions and requests for assistance may be directed by Shareholders to Kingsdale at its telephone numbers and address set out above.

EXHIBIT 2

[NTD-INSERT "BLUE" Watermark]

NTD-INSERT "BLUE" Watermark]

FRONTIER PACIFIC MINING CORPORATION
(the "Company")

PROXY FORM

This BLUE proxy is NOT solicited by or on behalf of the management of the Company. This BLUE proxy is solicited by or on behalf of ELDORADO GOLD CORPORATION ("Eldorado") for use at the general meeting of shareholders of the Company ("Shareholders") to be held on Thursday, June 19, 2008 at 10:00 a.m. (Vancouver time) at Suite 2600, 595 Burrard, Vancouver, British Columbia (the "Meeting") or any adjournment(s) or postponement(s) thereof.

The undersigned, being a Shareholder of the Company, hereby appoints DAWN MOSS, Corporate Secretary of Eldorado, or failing her, FRED R. PLETCHER, external counsel of Eldorado, or, instead of any of the foregoing, ______________________________ (the "**proxyholder**"), as proxyholder for the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the Meeting, and at any adjournment(s) or postponement(s) of the Meeting, with the authority to vote at said proxyholder's discretion with respect to amendments or variations to matters identified in the notice of the Meeting and other matters which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Number of common shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned Shareholder):

____

The undersigned hereby directs that the common shares in respect of which this **BLUE** proxy is given be voted in the following manner (check appropriate box):

ELDORADO'S VOTING RECOMMENDATION IS INDICATED BY HIGHLIGHTED TEXT

1. **VOTE FOR** ☐ or **VOTE AGAINST** ☐ or, if no specification is made, **VOTE AGAINST** the ordinary resolution to approve and confirm the adoption of the Company's shareholder rights plan.

PLEASE SEE INSTRUCTIONS ON REVERSE

The instructions on the reverse are incorporated into and form part of this **BLUE** form of proxy.

The undersigned hereby revokes any proxy previously given with respect to the Meeting or any adjournment(s) of postponement(s) thereof.

Dated this ________ day of June, 2008.

____
SIGNATURE OF SHAREHOLDER

Name of Shareholder
(please print): ______________________________

Title, if applicable: ______________________________

Phone Number: ______________________________

[NTD-INSERT "BLUE" Watermark]

NTD-INSERT "BLUE" Watermark]

FRONTIER PACIFIC MINING CORPORATION

INSTRUCTIONS FOR COMPLETION OF PROXIES SOLICITED BY ELDORADO

1. This **BLUE** form of proxy must be signed by you, as the registered Shareholder, or by your attorney authorized in writing, or, if you are a body corporate, this form of proxy must be executed by an officer or attorney thereof properly authorized.

2. If this **BLUE** form of proxy is not dated in the space provided on the front of this proxy, it shall be deemed to bear the date on which it was mailed or otherwise delivered to you by Eldorado.

3. **A Shareholder has the right to appoint a proxyholder, other than a person designated in this BLUE form of proxy, to attend and act on behalf of the Shareholder at the Meeting. Such right may be exercised by either striking out the names of the persons designated herein and inserting in the blank space provided for that purpose the name of such other person or company desired by the Shareholder or by completing another form of proxy and, in either case, delivering the completed and executed BLUE form of proxy as indicated below. The person so designated need not be a Shareholder, but must attend the Meeting to vote on your behalf.**

4. The common shares represented by this **BLUE** form of proxy will be voted or withheld from voting, in accordance with the instructions of the Shareholder, on any ballot that may be called for and, if the Shareholder specified a choice with respect to any matter to be voted upon at the Meeting, the shares will be voted accordingly. **Where no choice is specified for the matter referred to in Item 1, such common shares will be VOTED AGAINST the ordinary resolution to approve and confirm the adoption of the Company's shareholder rights plan.**

5. This **BLUE** form of proxy confers discretionary authority with respect to amendments or variations to matters identified in the notice of the Meeting and other matters which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

6. Please indicate in the appropriate space the number of common shares of the Company to be represented by this **BLUE** form of proxy. **If no indication is made on this BLUE form of proxy as to the number of common shares of the Company for which this proxy is granted, the proxy will be deemed to represent ALL of the Shareholders' common shares of the Company.**

8. This **BLUE** proxy is valid only in respect of the Meeting or any adjournment(s) or postponement(s) thereof.

9. **Time is of the essence.** To allow sufficient time for your **BLUE** proxy to be delivered for use at the Meeting, we urge you to complete, sign, date and return your **BLUE** proxy so that it is received by Eldorado's solicitation and information agent, Kingsdale Shareholder Services Inc., by fax with an original to follow by courier, at the following address:

TIME IS OF THE ESSENCE
BLUE PROXIES MUST BE RECEIVED BY MONDAY, JUNE 16, 2008

PLEASE ENSURE THAT YOU COMPLETE, SIGN AND DATE THE BLUE PROXY.

If you have any questions or require assistance in voting your common shares, please contact:

KINGSDALE SHAREHOLDER SERVICES INC.
Tel: 1-866-879-7649 (toll-free in North America) or 1-416-867-2272
(collect calls accepted)
Email: contactus@kingsdaleshareholder.com